UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
ANNUAL REPORT

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-13884

A.	Full title of the Plan and the address of the Plan, if different from that of the issuer named below:
INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING
UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION
BUFFALO, NEW YORK PLANT

B.	Name of issuer of the securities held pursuant to the Plan and the address of the principal executive office:
CAMERON INTERNATIONAL CORPORATION
1333 West Loop South, Suite 1700
Houston, Texas 77027

Financial Statements

Individual Account Retirement Plan for Bargaining Unit Employees at the
    Cameron International Corporation, Buffalo, New York Plant
As of December 31, 2007 and 2006 and for the year ended December 31, 2007

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant

Financial Statements

As of December 31, 2007 and 2006 and for the year ended December 31, 2007

Contents

Report of Independent Registered Public Accounting Firm – Mir•Fox & Rodriguez, P.C	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Signature	14
Consent of Independent Registered Public Accounting Firm - Mir•Fox & Rodriguez, P.C.

Report of Independent Registered Public Accounting Firm

To Participants and Plans Administration Committee
Individual Account Retirement Plan for Bargaining Unit Employees at the
Cameron International Corporation, Buffalo, New York Plant:

We have audited the accompanying statements of net assets available for benefits of the Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant (the “Plan”), as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in its net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/ Mir•Fox & Rodriguez, P.C.

Houston, Texas
June 25, 2008

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant

Statements of Net Assets Available for Benefits

	December 31,
	2007	2006

Assets
Employer contributions receivable	$67,615	$62,431
Participant contributions receivable	—	70
Plan interest in the Cameron International Corporation Master Trust	21,724,015	17,867,726
Net assets reflecting all investments at fair value	21,791,630	17,930,227

Adjustment from fair value to contract value for interest in Cameron International Corporation Master Trust relating to fully benefit-responsive investment contracts	(44,172)	30,952
Net assets available for benefits	$21,747,458	$17,961,179

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2007
Additions:
Employer contributions	$721,174
Employee contributions	950,107
Rollovers	40,663
Net investment gain from the Cameron International Corporation Master Trust	2,492,168
Total additions	4,204,112

Deductions:
Administrative fees	(25,788)
Benefits paid to participants	(392,045)
Total deductions	(417,833)

Net increase in net assets available for benefits	3,786,279

Net assets available for benefits at:
Beginning of year	17,961,179
End of year	$21,747,458

The accompanying notes are an integral part of these statements.

Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant

Notes to Financial Statements

December 31, 2007

1. Description of the Plan

The Individual Account Retirement Plan for Bargaining Unit Employees at the Cameron International Corporation, Buffalo, New York Plant (the “Plan”), formerly Individual Account Retirement Plan for Bargaining Unit Employees at the Cooper Cameron Corporation, Buffalo, New York Plant, is a profit-sharing plan which provides payments to eligible employees of Cameron International Corporation and certain subsidiaries (the “Company”) at termination, retirement, death or disability. All union employees of the Company belonging to Local Lodge No. 330, District 76 of the International Association of Machinists and Aerospace Workers, are eligible for participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company contributes to each participant’s account monthly based on hours actively worked and specific contribution rates as defined in the Plan document. Contributions are also made for each hour incurred for overtime, vacations or holidays, but excludes sick time for which the employee may be paid. Company contributions are allocated among the investment fund options that have been selected by each employee. Vesting in employer contributions is on a graduated scale with 100% vesting at five years. As a result of passage of the Pension Protection Act of 2006, all active participants in the Plan as of January 1, 2007 now become 100% vested in the employer contributions upon completion of three years of service (three-year cliff vesting).

Amounts which are forfeited due to a participant’s termination of employment prior to vesting in employer contributions made on the participant’s behalf are used to reduce the required Company contribution in subsequent periods. In 2007, forfeited nonvested amounts totaling $83 were used to reduce employer contributions. Upon termination of the Plan, all remaining forfeitures are to be allocated to the participant accounts.

The Plan allows for employee contributions based on hours actively worked and elected contribution rates. Electing to contribute is voluntary, and these contributions are immediately 100% vested. Participants may elect to have their contributions allocated in 1% increments to one or more of the investment fund options offered by the Plan. Allocations among the investment accounts may be changed at the participant’s discretion on a daily basis.

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

More detailed information about the Plan, including the funding, vesting and benefit provisions, is contained in the Summary Plan Description. A copy of this pamphlet is available at the Company’s corporate office.

2. Significant Accounting Policies

Accounting Principles

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Accounting Principles (continued)

As required by FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), the statements of net assets available for benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is presented on a contract value basis in accordance with the FSP.

Employer profit-sharing contributions and employee contributions are recorded in the period in which the related employee services are rendered.

Benefit payments to participants are recorded upon distribution.

Investments

The Plan’s investments are held in the Cameron International Corporation Master Trust (“Master Trust”). Nationwide Trust Company served as trustee for the year ended December 31, 2006 through June 26, 2007, when Nationwide Trust Company resigned as trustee of the Master Trust as a result of the acquisition of The 401(k) Companies, Inc. and subsidiaries, which provides administrative and other services to the Plan, by The Charles Schwab Corporation. The Charles Schwab Corporation was chosen by the Company as the successor trustee of the Master Trust effective June 27, 2007 and for the remainder of the year ended December 31, 2007. The Plan participates in only certain investment accounts of the Master Trust. The fair value of the Plan’s interest in the Master Trust is based on the specific interests that it has in each of the underlying participant-directed investment accounts.

The following is a summary of those investment accounts and the Plan’s beneficial interest in those investment accounts as of December 31, 2007 and 2006.

	Beneficial Interest at December 31,
	2007	2006

Cameron International Stock Fund	1.16%	0.71%
Fidelity Growth Company Fund	100.00	100.00
Stable Value Fund	3.61	4.34
PIMCO Total Return Administrative Shares Fund	4.44	4.80
Washington Mutual Investors Fund /A	4.52	4.32
Franklin Balance Sheet Investment Fund/A	3.97	3.80
Lord Abbett Developing Growth Fund/A	4.85	4.01
EuroPacific Growth Fund/A	4.92	4.79
Barclays Global Investors Equity Index Fund	2.22	2.09
MFS Massachusetts Investors Growth/A	3.25	3.14

Purchases and sales of securities by the Master Trust are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded as of the ex-dividend date.

The Master Trust’s investments in securities traded on national securities exchanges or in the over-the-counter market are stated at fair value which equals their quoted market price on the last business day of the Plan year. Investments in money market funds are stated at cost, which approximates fair value.

2. Significant Accounting Policies (continued)

Investments (continued)

The Stable Value Fund (“Stable Value Fund”) is a master trust investment account managed by AMVESCAP National Trust Company, an affiliate of INVESCO Institutional (N.A.), Inc., the trustee of the INVESCO Group Trust for Retirement Savings, a Common Collective Trust, in which the assets of multiple qualified plans are invested. The Stable Value Fund invests in actively managed synthetic bank and insurance company investment contracts (“SICs”) and in guaranteed investment contracts (“GICs”). These contracts have varying yields and maturity dates and are fully benefit responsive. These contracts are stated at contract value which represents cost plus accrued income. The fair value of the GICs has been estimated by discounting the related cash flows based on current yields of similar instruments with comparable durations. Individual assets of the SICs are valued at representative quoted market prices. The fair value of the wrap contracts for the SICs is determined using the market approach discounting methodology which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period-end.

Although it is management’s intention to hold the investment contracts until maturity, certain investment contracts provide for adjustments to contract value for withdrawals made prior to maturity.

New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157). SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007.  The Plan adopted the provisions of SFAS 157 which became effective on January 1, 2008, as required.  There was no impact on the Plan’s net assets available for benefits at the time of adoption and the Company does not expect this standard to materially affect the Plan’s net assets available for benefits or changes in net assets available for benefits going forward.

Risks and Uncertainties

The Master Trust provides for various investments which, in general, are exposed to interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is likely that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits and individual participant account balances.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust

The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. Master Trust assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions, participant loan transactions, benefit payments and certain administrative expenses) which can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, the income and expenses resulting from the collective investment of the assets. The Master Trust includes assets of other employee benefit plans in addition to this Plan.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2007	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	MFS Massachusetts Investors Growth/A	Real Estate Fund	Barclays Global Investors Equity Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$398,887	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$398,887
Net unsettled sales of investments	1,405,238	–	–	–	–	–	–	–	–	–	–	1,405,238
Income receivable	5,052,421	–	–	–	–	–	–	–	–	–	–	5,052,421
Investments at fair value as determined by quoted market prices:
Money market funds	105,052	–	–	–	519,126	–	–	–	–	–	–	624,178
Cash Management Trust of America	–	–	4,179,907	–	–	–	–	–	–	–	–	4,179,907
Cameron International Corporation Common Stock	200,581,531	–	–	–	–	–	–	–	–	–	–	200,581,531
Washington Mutual Investors Fund/A	–	63,262,934	–	–	–	–	–	–	–	–	–	63,262,934
MFS Massachusetts Investors Growth/A	–	–	–	53,923,467	–	–	–	–	–	–	–	53,923,467
Fidelity Growth Company Fund	–	–	–	–	–	–	2,139,343	–	–	–	–	2,139,343
Barclays Global Investors Equity Index Fund	–	–	–	–	–	28,382,477	–	–	–	–	–	28,382,477
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	69,390,638	–	–	–	69,390,638
Franklin Balance Sheet Investment Fund/A	–	–	–	–	–	–	–	–	45,430,834	–	–	45,430,834
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	–	30,498,859	–	30,498,859
EuroPacific Growth Fund/A	–	–	–	–	–	–	–	–	–	–	51,247,189	51,247,189
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	–	–	81,926,858	–	–	–	–	–	–	–	–	81,926,858
Wrapper contracts	–	–	–	–	–	–	–	–	–	–	–	–
Real estate	–	–	–	–	110,000	–	–	–	–	–	–	110,000
Total investments	200,686,583	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	631,698,215
Total assets	207,543,129	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	638,554,761

Liabilities:
Other payables	338,012	–	–	–	–	–	–	–	–	–	–	338,012
Net unsettled purchases of investments	71,145	–	–	–	–	–	–	–	–	–	–	71,145
Net assets reflecting all investments at fair value	207,133,972	63,262,934	86,106,765	53,923,467	629,126	28,382,477	2,139,343	69,390,638	45,430,834	30,498,859	51,247,189	638,145,604

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	(1,225,151)	–	–	–	–	–	–	–	–	(1,225,151)
Net assets available to participating plans	$207,133,972	$63,262,934	$84,881,614	$53,923,467	$629,126	$28,382,477	$2,139,343	$69,390,638	$45,430,834	$30,498,859	$51,247,189	$636,920,453

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

The following table presents the fair value of investments for the separate investment accounts of the Master Trust:

December 31, 2006	Cameron International Stock Fund	Washington Mutual Investors Fund/A	Stable Value Fund	MFS Massachusetts Investors Growth/A	Real Estate Fund	Barclays Global Investors Equity Index Fund	Fidelity Growth Company Fund	PIMCO Total Return Administrative Shares Fund	Franklin Balance Sheet Investment Fund/A	Lord Abbett Developing Growth Fund/A	EuroPacific Growth Fund/A	Total

Assets:
Cash	$304,002	$–	$–	$–	$–	$–	$–	$–	$–	$–	$–	$304,002
Net unsettled sales of investments	159,562	–	–	–	–	–	–	–	–	–	–	159,562
Income receivable	3,837,585	–	–	–	–	–	–	–	–	–	–	3,837,585
Investments at fair value as determined by quoted market prices:
Money market funds	986,773	–	–	–	544,406	–	–	–	–	–	–	1,531,179
Cash Management Trust of America	–	–	2,334,501	–	–	–	–	–	–	–	–	2,334,501
Cameron International Corporation Common Stock	120,687,212	–	–	–	–	–	–	–	–	–	–	120,687,212
Washington Mutual Investors Fund/A	–	57,035,032	–	–	–	–	–	–	–	–	–	57,035,032
MFS Massachusetts Investors Growth/A	–	–	–	45,325,015	–	–	–	–	–	–	–	45,325,015
Fidelity Growth Company Fund	–	–	–	–	–	–	2,068,625	–	–	–	–	2,068,625
Barclays Global Investors Equity Index Fund	–	–	–	–	–	27,974,437	–	–	–	–	–	27,974,437
PIMCO Total Return Administrative Shares Fund	–	–	–	–	–	–	–	53,542,359	–	–	–	53,542,359
Franklin Balance Sheet Investment Fund/A	–	–	–	–	–	–	–	–	46,926,598	–	–	46,926,598
Lord Abbett Developing Growth Fund/A	–	–	–	–	–	–	–	–	–	20,329,422	–	20,329,422
EuroPacific Growth Fund/A	–	–	–	–	–	–	–	–	–	–	39,996,108	39,996,108
Investments at estimated fair value:
INVESCO Group Trust for Retirement Savings:
Investments	–	–	75,725,805	–	–	–	–	–	–	–	–	75,725,805
Wrapper contracts	–	–	–	–	–	–	–	–	–	–	–	–
Real estate	–	–	–	–	110,000	–	–	–	–	–	–	110,000
Total investments	121,673,985	57,035,032	78,060,306	45,325,015	654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	493,586,293
Total assets	125,975,134	57,035,032	78,060,306	45,325,015	654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	497,887,442

Liabilities:
Other payables	235,916	–	–	–	–	–	–	–	–	–	–	235,916
Net unsettled purchases of investments	1,118,112	–	–	–	–	–	–	–	–	–	–	1,118,112
Net assets reflecting all investments at fair value	124,621,106	57,035,032	78,060,306	45,325,015	654,406	27,974,437	2,068,625	53,542,359	46,926,598	20,329,422	39,996,108	496,533,414

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	–	–	712,756	–	–	–	–	–	–	–	–	712,756
Net assets available to participating plans	$124,621,106	$57,035,032	$78,773,062	$45,325,015	$654,406	$27,974,437	$2,068,625	$53,542,359	$46,926,598	$20,329,422	$39,996,108	$497,246,170

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investment income and the net realized and unrealized appreciation (depreciation) in fair value of the investments held throughout the year or bought and sold during the year in the separate investment accounts of the Master Trust are as follows:

Year ended December 31, 2007	Net Appreciation (Depreciation)	Interest and Dividends	Total

Cameron International Stock Fund	$93,075,373	$-	$93,075,373
Fidelity Growth Company Fund	356,009	15,028	371,037
Stable Value Fund	-	3,945,927	3,945,927
PIMCO Total Return Administrative Shares Fund	2,070,972	3,420,725	5,491,697
Washington Mutual Investors Fund/A	(2,306,410)	4,673,853	2,367,443
MFS Massachusetts Investors Growth/A	1,555,593	3,570,994	5,126,587
Franklin Balance Sheet Investment Fund/A	(6,131,427)	4,534,702	(1,596,725)
Lord Abbett Developing Growth Fund/A	4,369,449	3,218,606	7,588,055
EuroPacific Growth Fund/A	3,717,254	4,264,884	7,982,138
Real Estate Fund	-	24,880	24,880
Barclays Global Investors Equity Index Fund	1,544,924	-	1,544,924
	$98,251,737	$27,669,599	$125,921,336

Administrative expenses paid by the Master Trust for the year ended December 31, 2007 totaled $515,127, of which $25,788 has been allocated to the Plan.

Stable Value Fund

Objectives of the Stable Value Fund

The Stable Value Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate, and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan.

Nature of Investment Contracts

To accomplish the objectives outlined above, the Stable Value Fund invests primarily in investment contracts such as GICs and SICs. In a traditional GIC, the issuer takes a deposit from the Stable Value Fund and purchases investments that are held in the issuer’s general account. The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Stable Value Fund.

With regard to a SIC, the underlying investments are owned by the Stable Value Fund and held in trust for plan participants. The Stable Value Fund purchases a wrapper contract from an insurance company or bank. The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate (which is the rate earned by participants in the Stable Value Fund for the underlying investments). The issuer of the wrapper contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Calculating the Interest Crediting Rate in Wrapper Contracts

The key factors that influence future interest crediting rates for a wrapper contract include:
•	The level of market interest rates

•	The amount and timing of participant contributions, transfers and withdrawals into/out of the wrapper contract

•	The investment returns generated by the fixed income investments that back the wrapper contract

•	The duration of the underlying investments backing the wrapper contract

Wrapper contracts’ interest crediting rates are typically reset on a monthly or quarterly basis. Over time, the interest crediting rate amortizes the Stable Value Fund’s realized and unrealized market value gains and losses over the duration of the underlying investments.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying investments, they can have a material impact on the wrapper contract’s interest crediting rate. In addition, participant withdrawals and transfers from the Stable Value Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Stable Value Fund’s Statement of Net Assets as the “adjustment from fair value to contract value for fully benefit-responsive investment contracts”. If the adjustment from fair value to contract value is positive for a given contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment from fair value to contract value figure is negative, this indicates that the wrapper contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been.

All wrapper contracts provide for a minimum interest crediting rate of zero percent. In the event that the interest crediting rate should fall to zero and the requirements of the wrapper contract are satisfied, the wrapper issuers will pay to the Plan the shortfall needed to maintain the interest crediting rate at zero. This helps to ensure that participants’ principal and accrued interest will be protected.

Events That Limit the Ability of the Stable Value Fund to Transact at Contract Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value. These events include termination of the Plan, a material adverse change to the provisions of the Plan, if the Company elects to withdraw from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan (in the event of the spin-off or sale of a division) do not meet the wrapper contract issuer’s underwriting criteria for issuance of a clone wrapper contract.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments (or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the Stable Value Fund at December 31, 2007 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	Aa1		$-	$(209,081)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$14,872,914

ING	Wrapper	AA/Aa3		-	(407,834)
	INVESCO Short-term Bond Fund		18,713,928

JPMorgan Chase	Wrapper	AA/Aaa		-	34,033
	INVESCO Multi-Manager Core Fixed
	Income Fund		12,708,246

Monumental	Wrapper	AA/Aa3		-	(30,477)
	Cash on hand		50,458
	U.S. Treasury Note		2,003,701

Pacific Life Insurance	Wrapper	AA/Aa3		-	(407,562)
	INVESCO AAA Asset-Backed Securities Fund		18,662,942

State Street Bank	Wrapper	AA/Aa1		-	(204,230)
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		14,914,669

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	4,179,907	-	-
			$86,106,765	$-	$(1,225,151)

The average yield earned by the fund and the average yield based on interest rates credited to participants for the year ended December 31, 2007 was 5.122% and 4.984%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2007 due to changes in the fully benefit-responsive status of the Stable Value Fund's investment contracts.

3. Separate Investment Accounts of the Cameron International Corporation Master Trust (continued)

Investments in the Stable Value Fund at December 31, 2006 consisted of the following:

Contract Issuer	Security	Major Credit Rating	Investments at Fair Value	Wrapper Contracts at Fair Value	Adjustment to Contract Value

Wrapped portfolios:
Bank of America	Wrapper	Aa1		$-	$190,167
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		$14,659,228

ING	Wrapper	AA/Aa3		-	100,870
	INVESCO Short-term Bond Fund		16,158,247

JPMorgan Chase	Wrapper	AA/Aa2		-	145,754
	INVESCO Multi-Manager Core Fixed
	Income Fund		13,228,189

Monumental	Wrapper	AA/Aa3		-	14,257
	Cash on hand		82,184
	U.S. Treasury Note		1,942,611

Pacific Life Insurance	Wrapper	AA/Aa3		-	65,636
	INVESCO AAA Asset-Backed Securities Fund		15,153,684

State Street Bank	Wrapper	AA/Aa2		-	196,072
	INVESCO Multi-Manager Intermediate
	Government/Credit Fund		14,501,662

Short-term investments:
American Funds Group	Cash Management Trust of America	N/A	2,334,501	-	-
			$78,060,306	$-	$712,756

For the year ended December 31, 2006, the average yield earned by the fund and the average yield based on interest rates credited to participants was 5.082% and 5.205%, respectively. There was no change in the value of the fund’s investments for the year ended December 31, 2006 due to changes in the fully benefit-responsive status of the Stable Value Fund’s investment contracts.

4. Income Tax Status

The Plan has been designed to meet the requirements of the Internal Revenue Code (“IRC”) under Section 401(a) and, therefore, the related trust is exempt from taxation. A favorable determination letter was received from the Internal Revenue Service on September 3, 2002. Since receiving the determination letter, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan, as amended, continues to be qualified and the related trust remains tax exempt.

5. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to the respective Forms 5500:

	December 31,
	2007	2006
Net assets available for benefits per the financial statements	$21,747,458	$17,961,179
Adjustment from contract value to fair value	44,172	(30,952)
Net assets available for benefits per Form 5500	$21,791,630	$17,930,227

The following is a reconciliation of the net investment gain from the Cameron International Corporation Master Trust per the financial statements for the year ended December 31, 2007 to Form 5500:

Net investment gain from the Cameron International Corporation Master Trust per the financial statements	$2,492,168
Adjustment from contract value to fair value at December 31, 2006	30,952
Adjustment from contract value to fair value at December 31, 2007	44,172
Net investment gain from the Cameron International Corporation Master Trust per Form 5500	$2,567,292

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plans Administration Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

INDIVIDUAL ACCOUNT RETIREMENT PLAN FOR BARGAINING UNIT EMPLOYEES AT THE CAMERON INTERNATIONAL CORPORATION BUFFALO, NEW YORK PLANT
By:____/s/ Joseph H. Mongrain_______________
Joseph H. Mongrain
Member of the Plans Administration Committee

Date: June 27, 2008

Exhibit Index

Exhibit 23.1 CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM –
Mir•Fox & Rodriguez, P.C.